UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

For

MCGINLEY ORTHEPAEDIC INNOVATIONS, INC.

A Wyoming Corporation

I.R.S EIN: 45-545199

234 E. 1st St., Suite 242

Casper, WY 82601

(307) 315-6403

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition of the Company for the six months ended June 30, 2023 and 2022. On May 13, 2022 the Company executed a conversion from McGinley Orthopaedic Innovations, LLC, a Wyoming limited liability company, to McGinley Orthopaedic Innovations, Inc., a Wyoming corporation. This conversion occurred before the six months ending 6/30/2022 therefore, all figures and disclosures in this section will be those of McGinley Orthopaedic Innovations, Inc. For this reason, references to the “Company” will include only McGinley Orthopaedic Innovations, Inc. throughout this section.

Components of Results of Operations

The following discussion of the Company’s financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this filing. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are for the fiscal year first-half that ended June 30, 2023.

Revenue/Net Loss from Operating Activities

The Company is, and has been, solely focused on the development and commercialization of its Products and development of new related products. As of the date of this filing, the Company has never been profitable.

As of June 30, 2023 the Company’s revenues were $450,785, a decrease of $252,178 (36%) over revenues of $702,963 for the same period in 2022. Medical sales were up by over $45k (66%) due to a restructuring of the Sales department in March of 2022 that has proven successful. Mining sales decreased by $297k (47%) due to the temporary closure of one of the largest customer’s mines which is expected to reopen in another location before the end of 2023.

As of June 30, 2023 the Company had a net operating loss of ($1,375,188) compared to a net operating loss of ($833,687) for the same period in 2022. This increase is due to a decrease in Gross Profit ($303,703), an increase in operating and non-cash expenses of $90,634 and $114,875 respectively and the additional expense associated with the Regulation A Offering qualified on September 13, 2022.

Operating Expenses

The $541,501 increase in Operating Loss in the first six months of 2023 over the same period in 2022 was partially driven by an increase in Selling, General and Administrative expenses (“SG&A”) in 2023 over 2022. The Company classifies its SG&A expenses as wages and benefits, general office, research and development, professional fees, rent, insurance, advertising, other expenses, dues and subscriptions, depreciation and amortization, taxes and licenses, computer and internet, and postage and shipping. Over 80% of SG&A in 2022 was accounted for by wages and benefits, general office, Research & Development, professional (legal and accounting) fees, and travel and entertainment.

The reason for the increase in SG&A expenses was primarily due to higher spending in the Administration/Executive function of $179k (73%) which was mainly for legal and professional fees associated with the Regulation A Offering. This increase was offset by reduced spending of $88,512 in the other functional areas.

Wages and Benefits

In the first six months of 2023, the Company spent $1,118,282 on wages, benefits, contractor, and other compensation expenses. For the same period in 2022, the Company spent $827,324 on wages, benefits, contractor and other compensation. The increase of $290,958 (35%) in 2023 over 2022 was driven primarily by an increase in Regulation A Offering contractor and stock compensation expenses.

General Office Expenses

In the first six months of 2023, the Company spent $270,052 on general office expenses. For the same period in 2022, the Company spent $223,926 on general office expenses. The increase of $46,126 (21%) in 2023 over 2022 was driven primarily by general increases in most categories, including taxes and licenses, insurance, postage, advertising, printing, and utilities.

Research and Development Expense

The Company’s research and development efforts are focused on the continued development of new products related to the Company’s IntelliSense Technology and LAPS Products and Freedom Nail products. Research and development expenses consist primarily of materials, equipment, and manufacturing/prototyping costs to design, prototype, develop, and test the Company’s new products, and to acquire the parts, tools and equipment needed to do so.

In the first six months of 2023, the Company spent $11,291 on research and development expenses, compared to $7,398 for the same period in 2022. The increase of $3,893 (53%) was due to ongoing and future product development.

The Company anticipates that annual increases in R&D expenses will continue in the future.

Professional fees

In the first six months of 2023, the Company spent $246,547 on professional fees compared to

$184,943 for the same period in 2022. The increase of $61,604 (33%) in 2023 over 2022 was driven primarily by an increase in spending for merger and acquisition specialists to evaluate the company’s Intellectual Property portfolio and facilitate a possible acquisition.

Travel and Entertainment

In the first six months of 2023, the Company spent $84,630 on travel and entertainment, compared to $68,732 for the same period in 2022. The increase of $15,898 (23%) in 2023 over 2022 was due to increased sales travel for McGinley Manufacturing and sales travel from the Casper, Wyoming office being more expensive than the previous regional sales force travel was.

Shares

In the first six months of 2023, the Company issued 150,780 shares for net proceeds of $435,030 under the Regulation A Offering. The Company also issued 548 shares worth $2,875 and accrued 30,476 shares worth $160,000 for Stock Compensation expense. The accrued shares can be issued in the future.

Liquidity and Capital Resources

As of June 30, 2023, the Company had cash of $1,051,996, working capital of $953,708, and total assets of $4,567,418. On June 30, 2022, the Company had cash of $2,306,692, working capital of $2,530,063 and total assets of $6,027,513. From June 30, 2022 to June 30, 2023, cash decreased by $1,254,696 (54%), working capital decreased by $1,576,355 (62%), and total assets decreased by $1,460,095 (24%). This decrease was mainly due to reductions in both cash and inventory.

The Company has a $1,000,000 line of credit with a bank which matures February 8, 2024. Interest is subject to change monthly, calculated at the prime plus a variable rate (5.0% as of June 30, 2023). The outstanding balance on the line of credit had a zero balance as of June 30, 2023.

The Company’s current share offering under the Regulation A Offering is for a maximum of 7,619,047.62 Shares (not including Bonus Shares) at price of $5.25 per Share (increased to $5.50 per share on June 1, 2023), with potential aggregate gross Proceeds of $40,000,000. However, as of June 30, 2023, it is unlikely this target will be reached.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

Item 2: Other Information

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but not reported.

Item 3: (Unaudited) Consolidated Financial Statements for the Periods ending June 30, 2023 and June 30, 2022

McGinley Orthopaedic Innovations, Inc.

Consolidated Income Statement for Periods ended June 30, 2023 and 2022

	6/30/23 (Unaudited)	6/30/22 (Unaudited)	Variance from Prior YR
Revenue
Sales and Rental
MOI	113,686	68,409	45,277
McGinley MFG	337,099	634,554	-297,455
Total Revenue	450,785	702,963	-252,178

Less: Cost of Goods sold
MOI	21,253	14,738	-6,515
McGinley MFG	490,172	445,162	-45,010
Total COGS	511,425	459,900	-51,525

Gross Profit	-60,640	243,063	-303,703

Less: Operating Expenses

Marketing / Selling	223,782	227,818	4,036

Engineering/R&D/Quality	203,588	258,084	54,496

Finance/Accounting	124,964	154,944	29,980

Admin / Executive	558,757	379,611	-179,146
Total Operating Expenses	1111091	1,020,457	-90634

EBITDA	-1,171,731	-777,394	-394,337

Other Cash Income & Expenses
Interest Income	1,499	1,175	324
Interest Expense	0	2,445	2,445
Other Income	13,103	48,161	-35,058
Total Other Cash Inc. & Exp.	14,603	46,891	-34,733

Other Non-Cash Inc. & Exp.
Depreciation & Amortization	55,184	34,934	-20,250
Non-Cash Compensation	162,875	68,250	-94,625
Total Other Non-cash Inc. & Exp.	218,059	103,184	-114,875

Net Profit Before Taxes	-1,375,188	-833,687	-541,501

Net Income (Loss)	-1,375,188	-833,687	-541,501

McGinley Orthopaedic Innovations, Inc.

Consolidated Balance Sheet for Periods ended June 30, 2023 and 2022

ASSETS	6/30/2023 (Unaudited)	6/30/2022 (Unaudited)

CURRENT ASSETS
Cash Accounts	$1,051,996	$2,306,692
Accounts Receivable	73,488	179,457
Allowance for Doubtful Accounts	-4,338	-4,338
Due from Related Parties	7,912	160,143
Prepaid Expenses	102,338	292,269
Subscriptions Receivable	20,418	0
Total Current Assets	1,251,814	2,934,224

Inventory
Raw	76,735	98,180
Work In Process	200,755	1,004,381
Expendable supplies	121,698	112,574
Finished Goods	1,317,132	1,537,496
Less: Inventory Reserve	-518,270	-1,326,607
Total Inventory	1,198,049	1,426,024

PROPERTY, PLANT & EQUIPMENT
Property & Equipment	1,994,058	1,925,715
Less: Accumulated Depreciation	-997,757	-786,360
ROU Asset	605,901	0
Net Property & Equipment	1,602,202	1,139,354

OTHER ASSETS
Patents Pending	121,203	135,604
Patents	308,441	268,168
Less Accum. Amortization Patents	-127,410	-142,276
DS MFG Stock	0	0
Plate Patents	450,000	450,000
Less: Accumulated Amortization Plate Patents	-236,880	-186,892
Deferred Tax Asset	1,847,933	1,847,933
Deferred Tax valuation allowance	-1,847,933	-1,847,933
Total Other Assets	515,353	524,605

Total Assets	4,567,418	6,024,207

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts Payable	125,411	119,102
Line of Credit	0	228,000
Accrued Interest	0	0
Other Accrued Expenses	22,983	23,523
Accrued Payroll	37,574	33,535
Current Portion of LT Debt	0	0
SBA PPP funds	0	0
ROU - Short Term Lease Liability	112,138	0
Total Current Liabilities	298,106	404,161

LONG TERM LIABILITIES
ROU- Long Term Lease Liability	502,863	0
Total Long Term Liabilities	502,863	0

Total Liabilities	800,969	404,161

EQUITY
Retained Earnings	-20,922,602	-18,995,195
Owners' Equity	26,064,238	25,448,928
Current Year Earnings	-1,375,188	-833,687
Total Equity	3,766,449	5,620,046

Total Liabilities & Equity	$4,567,418	$6,024,207

McGinley Orthopaedic Innovations, Inc.

Statement of Cash Flows (Combined) for Periods ended June 30, 2023 and 2022

	6/30/2023 (Unaudited)	6/30/2022 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	-1,375,188	-833,687
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation & Amortization	136,239	113,409
Stock issued as Compensation	162,875	68,250
Changes in Operating Assets & Liabilities:
Accounts Receivable	112,008	-125,507
Prepaid Expenses	1,006	-190,859
Inventory	39,859	-71,013
Subscriptions Receivable	-20,418	0
Line of Credit	0	228,000
Accounts Payable & Accrued Expenses	-109517	-50,104
Accrued Wages, Bonuses & Benefit Costs	896	-307
Total Adjustments	322,948	-28,132

Net Cash Provided by Operating Activities	-1,052,240	-855,013

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property & Equipment	-40,684	-37,143
Sale of Property & Equipment	0	0
Purchase of Intangible Assets	-11,870	-51,192
Net Cash Used in Investing Activities	-52,554	-88,335

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sales of shares	791,857	1,184,494
Cost of raising capital	-356,679	-9,198
Net Cash provided/(used) in Financing Activities	435,178	1,175,296

NET INCREASE IN CASH & CASH EQUIVALENTS	-669,616	231,948

CASH & CASH EQUIVALENTS, BEGINNING OF MONTH/YEAR	1,721,612	1,624,273

CASH & CASH EQUIVALENTS, END OF MONTH/YEAR	1,051,996	2,306,692

McGinley Orthopaedic Innovations, Inc.

Consolidated Statements of Changes in Members' Equity

For the Year to Date ending June 30, 2023

	Common Stock		Additional	Shares	Accumulated
	Shares	Amount	Paid-in Capital	to be issued	deficit	Total
Balance at December 31, 2022	46,997,724	46,998	24,421,261	997,927	-20,922,605	4,543,581
Issuance of shares, net of issuance costs	150,780	151	435,030	0	0	435,181
Stock-based compensation expense	548	1	2,875	160,000	0	162,875
Net loss	0	0	0	0	-1,375,188	-1,375,188
Balance at June 30, 2023	47,149,052	47,149	24,859,166	1,157,927	-22,297,793	3,766,449

NOTES TO THE CONSOLIDATED (UNAUDITED) SIX MONTH FINANCIAL STATEMENTS

Note A – Nature of Business

McGinley Orthopaedic Innovations, Inc (“MOI”) is a Wyoming corporation. MOI was established in 2012 as McGinley Orthopaedic Innovations, LLC, a Wyoming limited liability company. On May 13, 2023, MOI executed a conversion to McGinley Orthopaedic Innovations, Inc., a Wyoming corporation. Therefore, all figures and disclosures in this section will be those of McGinley Orthopaedic Innovations, Inc. at June 30, 2022, and at June 30, 2023. All references to “MOI” and the “Company” will include McGinley Orthopaedic Innovations, Inc., throughout these notes.

MOI was established with the goal of increasing patient safety and physician confidence through technological advances in the orthopedic field. MOI has developed and is marketing patented, FDA-approved IntelliSense Drill Technology (registered trademark), an orthopedic power tool, and the Lever Action Plate System (registered trademark), bone fixation implant system and the Freedom Nail (trademark) ankle fusion implant system.

DS Manufacturing LLC, known commonly as McGinley Manufacturing, is a wholly-owned subsidiary of MOI, and operates a custom machine and fabrication shop with a fully integrated engineering team. Capabilities include custom engineering and design, high precision turning, milling, welding, machining, replacement part fabrication, CNC plasma cutting, powder coating, as well as 5-axis capability. McGinley Manufacturing also manufactures parts of varying sizes, including small scale pieces for precision hand tools to medium-sized pieces for hard rock mining projects for the mining and oil services industries.

McGinley Engineered Solutions, LLC is a wholly-owned subsidiary of MOI, and holds title to all of the patents assigned to MOI.

Note B – Summary of Significant Accounting Policies Interim Financial Statements are Unaudited

Interim Financial Statements of the Company, such as the accompanying Financial Statements for the six-month periods ending June 30, 2023 and 2022, are unaudited.

Principles of Consolidation

The accompanying consolidated financial statements and related notes include MOI and its wholly-owned subsidiaries described in Note A. Hereinafter, they are collectively referred to as “the Company.” All significant inter-company accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company prepares its consolidated financial statements using the accrual methods of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible receivables, depreciable lives of property and equipment and costs of patents applied for. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company periodically reviews new accounting standards that are issued as Accounting Standards Updates (“ASU”) by the Financial Accounting Standards Board (“FASB”). The Company carefully considers all new pronouncements that alter previous U.S. GAAP and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers as of January 1, 2020 using the modified retrospective method for all contracts with customers. The Adoption did not result in an impact on operating retained earnings. No significant judgements were made in the application of the guidance in ASC 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2022. The accounting for Topic 842 is reflected on the June 30, 2023 balance sheet under Property, Plant and Equipment, Current and Long Term liabilities.

Cash

The Company deposits cash with financial institutions which management believes are of high credit quality. The Company does not believe it is exposed to significant risk. At June 30, 2023 and 2022, there were no cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect for outstanding balances. Management provides for probable uncollectible accounts through an allowance for doubtful accounts. The allowance is estimated based on historical performance and management’s assessment of the current status of individual accounts. Management estimated an allowance of approximately $4,338 and $4,338 on June 30, 2023 and 2022, respectively, which is based on an analysis of individual trade accounts, historical experience with customers and general economic conditions.

Inventory

Inventories are valued on the lower of cost or market. Inventory is valued at the lower of first-in, first-out cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has established the policy of capitalizing manufacturing materials and supplies, labor, overhead, and expenses allocable to finished goods and assemblies for the inventory valuation. The Company also carries expendable supplies inventory. This includes expendable items that are consumed in the manufacturing process.

As of June 30, 2023 and 2022, management has recorded a reserve of approximately $518,270 and $1,326,607 respectively. Inventories consisted of the following at June 30th:

	2023	2022
Materials and supplies	$198,433	$210,753
Work in process and finished goods	1,517,887	2,541,877
Inventory reserve	(518,270)	(1,326,607)
Total inventories Property and Equipment	$1,198,049	$1,426,024

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Years
Machinery	5-15
Leasehold improvements	5-15
Computers and software	5
Furniture and equipment	5-15
Buildings	39
Vehicles	5
Land	10

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Intangible Assets

Intangible assets consist of patents and patents pending. Patents and patents pending are being amortized on the straight-line method over twenty years, but not exceeding the initial expiration date of the patent.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of June 30, 2023 and 2022.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company’s revenues are primarily generated from the sale of products and represent a single performance obligation and are earned at a point in time when the goods have been shipped. Payment for the remaining customers is due between 15-30 days. The Company’s revenues also contain drill system rentals to customers and are recognized on a per use and/or monthly basis. All revenue is earned in the United States.

The Company’s revenue by type are summarized as follows for the six-month periods ending June 30, 2023 and 2022:

	2023	2022
Product sales	$440,915	678,928
Drill system rental	9,870	24,035
Total revenues	$450,785	$702,963

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and incentive-unit-based compensation for employees, as well as fees paid to outside consultants.

Nonrefundable advanced payments, for goods and services that will be used in future research development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Stock-based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees and non-employees based upon the fair value of the award on the date of grant.

Income Taxes

Effective January 1, 2016, the Company elected to be taxed as a C corporation. The Company files a consolidated income tax return with its subsidiaries in the U.S. Federal jurisdiction. Generally, the Company’s tax returns remain open for three years for Federal income tax examination. At June 30, 2023, the Company believes there are no significant uncertain tax positions or liabilities, or interest and penalties associated with uncertain tax positions.

The Company’s income tax expenses consist of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expenses result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term ‘more-likely-than-not’ means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgement. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note C – Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the six-month periods ending June 30, 2023 and 2022, the Company incurred net losses of approximately $1,375,188 and $833,687, respectively, and had negative cash flows from operations in the amount of approximately $1,052,240 and $855,013, respectively. As of June 30, 2023 and 2022, the Company had an accumulated deficit of approximately $20,922,602 and $19,828,882 respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. Management is attempting to raise funds by way of private offerings of its securities. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consisted of the following as of June 30, 2023 and 2022:

	2023	2022
Machinery	$1,613,651	$1,570,335
Leasehold improvements	176,440	152,752
Computers and software	99,093	97,755
Furniture and equipment	46,341	46,287
Buildings	27,482	27,482
Vehicles	20,244	20,244
Land	10,806	10,860
ROU (right of use) asset	605,901	0
	2,599,959	1,925,715
Less: accumulated depreciation	(997,757)	(786,360)
Property and equipment, net	$1,602,202	$1,139,354

For the six-month periods ended June 30, 2023 and 2022, the depreciation expense was approximately $136,143 and $87,860 respectively. The expense is split between cost of goods sold and selling, general and administrative expenses. Depreciation expense included in costs of goods sold was approximately $81,054 and $82,242, respectively.

Note E – Intangible Assets

Intangible assets consisted of the following as of June 30, 2023:

	2023	2022	Useful Life (years)
Intellectual Property	$879,644	$853,772	20
Less: accumulated amortization	(364,290)	(326,176)
Intangible assets, net	$515,353	$524,605

Amortization expense charged to operations for the years ended June 30, 2023 and 2022 was approximately $18,872 and $25,549, respectively. The following is a schedule of the estimated amortization expense for intangible assets over the remaining useful life:

2023	37,922
2024	37,922
2025	37,922
2026	37,922
2027	37,529
Thereafter	333,139
$522,356

Note F – Line of Credit

The Company has a $1,000,000 line of credit with a bank which matures February 8, 2024. Interest is subject to change on a monthly basis, calculated at the prime plus a variable rate (5.00% as of June 30, 2023). The outstanding balances on the line of credit as of June 30, 2023 and 2022 were $0 and $228,000 respectively.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the six-month periods ended June 30, 2023 and 2022 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Note H – Related Party Transactions

Related Party Receivables

The Company has receivables due from various related parties of approximately $7,912 and

$160,143 as of June 30, 2023 and 2022, respectively. These are included in accounts receivable on the accompanying consolidated balance sheets.

Related Party Payables

The Company has no payables due to related parties as of June 30, 2023 and 2022, respectively.

Note I – Concentrations and Commitments

Operating Leases

The Company leases office space under operating leases agreements that expire at various dates through July 2027. Rent expense is recognized on a straight-line basis over the term of the lease. Total combined rent expense associated with the operating leases amounted to approximately

$63,441 and $57,987 for the six-month periods ended June 30, 2023 and 2022, respectively.

COVID-19

Due to the COVID-19 outbreak in 2020, the Company was not closed at any point. Additionally, there were no staff furloughed or terminated due to COVID-19. Overall, the Company was not significantly affected by COVID-19.

Due to the level of risk that this virus and its variants may have on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s consolidated financial statements, however, management does not believe there will be any future impact. In addition, with vaccines and therapeutics coming to market, these will also help to mitigate any potential future losses.

 EXHIBITS

Exhibit 2A: Articles of Incorporation and Other Documents

Exhibit 2B: Bylaws

Exhibit 4. Subscription Agreement

Exhibit 8. Escrow Agreement

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

McGinley Orthopaedic Innovations, Inc.

By:

s/Dr. Joseph McGinley

Dr. Joseph McGinley

CEO, President, Treasurer, Secretary of McGinley Orthopaedic Innovations, Inc.

(Date): September 27, 2023

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/Dr. Joseph McGinley

Dr. Joseph McGinley

CEO, President, Treasurer, Secretary of McGinley Orthopaedic Innovations, Inc.

(Date): September 27, 2023

s/Dr. Joseph McGinley

Dr. Joseph McGinley

CEO, President, Treasurer, Secretary of McGinley Orthopaedic Innovations, Inc.

(Date): September 27, 2023